

January 17, 2013

<u>Via E-mail</u>
David S. Bryson
Chief Financial Officer
HudBay Minerals Inc.
25 York Street, Suite 800
Toronto, Ontario
Canada M5J 2V5

     Re: **HudBay Minerals Inc.**
             Form 40-F for Fiscal Year Ended December 31, 2011
             Filed April 2, 2012
             File No. 001-34244

Dear Mr. Bryson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Tia L. Jenkins

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel, and
                Mining